Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004,

Commission file number:     0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.) (Registrant)

Date: February 12, 2004	By	/s/ William G. E. Jacobs

CONSOLIDATED RESULTS, 2003
Stockholm, February 12, 2004

•	Net sales declined to SEK 124,077m (133,150), but rose 3.3% for comparable units, adjusted for changes in exchange rates

•	Operating margin improved to 6.2% (6.1) excluding items affecting comparability, operating income was adversely affected by changes in exchange rates in the amount of SEK 930m

•	Net income amounted to SEK 4,778m (5,095) or SEK15.25 (15.60) per share

•	Good growth and higher income in USD for appliances and outdoor products within Consumer Durables, North America

•	Solid performance by appliances and other operations within Consumer Durables, Europe, in a competitive environment

•	Board proposes raising dividend to SEK 6.50 (6.00) per share, redemption of shares totaling approximately SEK 3,000m

Contents

2	Net sales and income
3	Fourth quarter
4	Cash flow
4	Financial position
5	Operations by business area
8	Structural changes
9	Value created
9	Distribution of funds to shareholders
11	Other facts
13	Outlook for 2004
15	Financial statements
23	Definitions

					Fourth	Fourth
					quarter	quarter
Amounts in SEKm, unless otherwise stated	2003		2002	Change	2003	2002	Change

Net sales	124,077		133,150	-6.8%	28,315	30,586	-7.4%
Operating income1)	7,175		7,731	-7.2%	1,648	-563
Operating income excl. items affecting comparability	7,638		8,165	-6.5%	1,733	1,781	-2.7%
Margin, %	6.2		6.1		6.1	5.8
Income after financial items1)	7,006		7,545	-7.1%	1,588	-559
Income after financial items excl. items affecting comparability	7,469		7,979	-6.4%	1,673	1,785	-6.3%
Margin, %	6.0		6.0		5.9	5.8
Net income1)	4,778		5,095	-6.2%	1,154	-956
Net income excl. items affecting comparability	5,241		5,521	-5.1%	1,239	1,221	1.5%
Net income per share, SEK1)2)	15.25		15.60	-2.2%	3.70	-2.80
Net income per share, excl. items affecting comparability, SEK2)	16.75		16.90	-0.9%	4.00	3.80	5.3%
Dividend	6.50	3)	6.00	8.3%
Value creation	3,449		3,461	-12	790	741	49
Return on equity, %1)	17.3		17.2
Return on equity, excl. items affecting comparability, %	18.9		18.6

1)	Income in 2003 includes items affecting comparability in the amount of SEK -463m (-434) for the full year and SEK -85m (-2,344) in the fourth quarter (see page 2).

2)	Based on an average of 313.3 (327.1) million shares after buy-backs for full year, and 310.7 (322.0) for the fourth quarter.

3)	Proposed by the Board of Directors.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	INVESTOR RELATIONS	E-MAIL ADDRESS
SE-105 45 STOCKHOLM, SWEDEN	+46 8 738 60 00	+46 8 738 60 03	ir@electrolux.se
OFFICE ADDRESS	TELEFAX	WEBSITE	REG. NO
S:T GÖRANSGATAN 143	+46 8 738 70 90	www.electrolux.com/ir	556009-4178

Consolidated Results 2003 | Stockholm, February 12, 2004

NET SALES AND INCOME

Net sales for the Electrolux Group in 2003 amounted to SEK 124,077m, as against SEK 133,150m for the same period in the previous year. This corresponds to a decrease of -6.8% of which -9.2% refers to changes in exchange rates, -0.9% to changes in the Group’s structure, and +3.3% to price/mix/volume.

Operating income declined by 7.2% to SEK 7,175m (7,731), corresponding to 5.8% (5.8) of net sales, and income after financial items decreased by 7.1% to SEK 7,006m (7,545), which corresponds to 5.6% (5.7) of sales. Net income declined by 6.2% to SEK 4,778m (5,095), corresponding to a decline of 2.2% in net income per share to SEK 15.25 (15.60).

Items affecting comparability

The previously stated income figures for 2003 include items affecting comparability in the amount of SEK -463m (-434). These items include a capital loss from the divestment of the compressor operation, and a provision for previously issued loan guarantees for launderette operators in Germany in the third quarter, as well as write-down of assets in Nordwaggon, a partly owned railcar operator, in the fourth quarter. See below.

	Fourth	Fourth
	quarter	quarter
Items affecting comparability, SEKm	2003	2002	2003	2002

Capital gains and losses from divestments
Compressor operation (Q3 2003)			-85
Leisure-appliance operation (Q1 2002)				1,800
European home-comfort operation (Q1 2002)				85
Zanussi Metallurgica, and other (Q3 2002)				25

Restructuring provisions and write-downs
Major appliances mainly outside Europe, and compressors (Q4 2002)		-1,338		-1,338
Write-down of assets within compressors and other underperforming operations (Q4 2002)		-1,006		-1,006

Other
Write-down of participation in Nordwaggon (Q4 2003)	-85		-85
Provision for German launderette operators (Q3 2003)			-293

Total	-85	-2,344	-463	-434

The provision for loan guarantees refers to launderettes in Germany equipped with professional laundry equipment supplied by the Group. In accordance with business practices in this sector, Electrolux has previously provided guarantees for loans in connection with the set up of launderettes. The launderettes have experienced financial difficulties due to weak market conditions. As of December 31, 2003, the Group had fulfilled the major part of these guarantee commitments.

Nordwaggon is a Swedish-based railcar operator that is owned 50% by Electrolux and 50% by the Swedish state-owned Swedcarrier. The Group entered into this partnership in 1990 in order to fulfill a need for special purpose-railcars. Nordwaggon has made a write-down and taken a provision referring to railcars. The Group’s participation has therefore been written down in the amount of SEK 85m. Electrolux and Swedcarrier have jointly issued letters of support for loans and leasing agreements in Nordwaggon totaling SEK 1,492m.

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Consolidated Results 2003 | Stockholm, February 12, 2004

Income excluding items affecting comparability

Excluding the above-mentioned items affecting comparability, operating income for 2003 declined by 6.5% to SEK 7,638m (8,165), representing 6.2% (6.1) of net sales. Income after financial items decreased by 6.4% to SEK 7,469m (7,979), corresponding to 6.0% (6.0) of net sales. Net income declined by 5.1% to SEK 5,241m (5,521), corresponding to a decline of 0.9% in net income per share to SEK 16.75 (16.90).

Effects of changes in exchange rates

Changes in exchange rates compared to the previous year, i.e. translation and transaction effects, had a negative impact on operating income of approximately SEK -930m (-216).

Approximately SEK -610m (-236) of the above mentioned amount refers to translation of income statements in subsidiaries, and was mainly due to the strengthening of the Swedish krona against the US dollar. The transaction effect was approximately SEK -320m (20) and refers largely to the weakening of the British pound against the euro. The transaction amount includes a positive impact of approximately SEK 70m (112) from hedging.

The effect of changes in exchange rates on income after financial items amounted to approximately SEK -855m (-100).

Financial net

Net financial items improved to SEK -169m (-186), mainly as a result of reduced net borrowings.

Taxes

Total taxes for 2003 amounted to SEK 2,226m (2,459), corresponding to 31.8% (32.6) of income after financial items. The tax rate was 29.8% (30.9) excluding items affecting comparability.

FOURTH QUARTER

Net sales in the fourth quarter of 2003 amounted to SEK 28,315m (30,586). Of the total decline of -7.4%, -7.5% is attributable to changes in exchange rates, -3.2% to changes in Group structure, and +3.3% to volume/price/mix.

Operating income improved to SEK 1,648m (-563), corresponding to 5.8% (-1.8) of sales. Income after financial items improved to SEK 1,588m (-559), which corresponds to 5.6% (-1.8) of sales. Net income was SEK 1,154m (-956), corresponding to SEK 3.70 (-2.80) per share.

Compared with the fourth quarter of 2002, changes in exchange rates, i.e. in terms of both transaction and translation effects, had a negative impact on operating income of SEK -110m and of SEK -115m on income after financial items.

Income in fourth quarter excluding items affecting comparability

Excluding items affecting comparability, operating income in the fourth quarter declined by 2.7% to SEK 1,733m (1,781), corresponding to 6.1% (5.8) of sales, and income after financial items decreased by 6.3% to SEK 1,673m (1,785), corresponding to 5.9% (5.8) of sales. Net

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Consolidated Results 2003 | Stockholm, February 12, 2004

income amounted to SEK 1,239m (1,221), and net income per share increased by 5.3% to SEK 4.00 (3.80).

CASH FLOW

Operating cash flow generated by business operations after financial items and taxes was SEK 2,866m as compared to SEK 7,665m in 2002, after adjustment for proceeds from divested and acquired operations.

The decline is mainly due to an increase in working capital, largely referring to accounts receivable. Working capital at year-end 2002 was at a historically low level, largely due to high accounts payable. Higher taxes paid and higher utilization of restructuring provisions, as well as changes in exchange rates also had a negative impact on operating cash flow.

Inventories amounted to SEK 14,945m (15,614) at year-end, and accounts receivable to SEK 21,172m (22,484), corresponding to 13.4% (12.9) and 18.9% (18.6) of annualized net sales, respectively. Accounts payable amounted to SEK 14,857m (16,223), corresponding to 13.3% (13.4) of annualized net sales.

Operating cash flow, SEKm	2003	2002

Cash flow from operations excluding change in operating assets and liabilities	7,124	9,100
Change in operating assets and liabilities	-831	1,805
Capital expenditure in tangible fixed assets	-3,463	-3,335
Other	36	95

Operating cash flow	2,866	7,665

FINANCIAL POSITION

Equity

Equity as of December 31, 2003, amounted to SEK 27,462m (27,629), which corresponds to SEK 89.40 (86.80) per share.

Return on equity was 17.3% (17.2). Excluding items affecting comparability, return on equity was 18.9% (18.6).

Change in equity, SEKm	2003	2002

Opening balance	27,629	28,864
Dividend payment	-1,894	-1,483
Repurchase of shares, net	-1,669	-1,703
Minimum liability, US pensions	-123	-1,335
Translation differences, etc.	-1,259	-1,809
Net income	4,778	5,095

Closing balance	27,462	27,629

As of January 1, 2004, the Group implements the new Swedish accounting standard RR 29, “Employee Benefits”, (see page 13). This has incurred a one-time charge of SEK 1,600m, net of

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Consolidated Results 2003 | Stockholm, February 12, 2004

taxes, to Group’s opening equity in 2004, and has no effect on the income statement or cash flow.

Net borrowings

Net borrowings decreased to SEK -101m (1,398), as liquid funds exceeded interest-bearing liabilities. Liquid funds at the end of the period amounted to SEK 12,602m (14,300). Interest-bearing liabilities and provisions declined to SEK 12,501m (15,698).

The net debt/equity ratio was 0.00 (0.05). The equity/assets ratio improved to 42.7% (39.7).

	Dec. 31,	Dec. 31,
Net borrowings, SEKm	2003	2002

Interest-bearing liabilities	12,501	15,698
Liquid funds	12,602	14,300

Net borrowings	-101	1,398
Net debt/equity	0.00	0.05
Equity/assets ratio,%	42.7	39.7

Net assets

Net assets as of December 31, 2003, amounted to SEK 26,422m (27,916). Average net assets for the year amounted to SEK 30,071m (34,975). Adjusted for items affecting comparability, average net assets amounted to SEK 32,226m (36,182), corresponding to 26.0% (27.2) of net sales.

The decline in average net assets referred mainly to changes in exchange rates and write-downs.

The return on net assets was 23.9% (22.1), and 23.7% (22.6), excluding items effecting comparability.

Working capital

Working capital at year-end amounted to SEK 4,068m (2,216), corresponding to 3.6% (1.8) of annualized net sales.

OPERATIONS BY BUSINESS AREA

Demand increased during the year in most of the Group’s product areas in both Europe and North America. Market conditions in Asia and Australia improved, while demand in Brazil showed a significant downturn.

The strengthening of the Swedish krona against most currencies during the year had a negative impact on sales and income, particularly for Consumer Durables in North America and Professional Outdoor Products.

The markets for Consumer Durables in both Europe and the US were characterized by an increased downward pressure on prices. This was offset, however, by improved manufacturing efficiencies, savings from restructuring and lower costs for materials and components.

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Consolidated Results 2003 | Stockholm, February 12, 2004

Sales and operating income for Consumer Durables increased in comparable currencies, but declined in SEK. Operating margin was largely unchanged compared with the previous year.

Sales for Professional Products declined, mainly as a result of the divestment of the compressor and motor operations within Indoor Products. Operating income was lower than in the previous year, but margin improved.

Consumer Durables

Total industry shipments of core appliances in Europe increased in volume by approximately 4% in 2003 compared with the previous year. Western Europe showed an increase of approximately 3%, while the market in Eastern Europe increased by approximately 10%.

Group sales of appliances in Europe increased in volume with good growth in particularly Eastern Europe, Spain and the UK. Operating income and margin was in line with the previous year. Operating income was negatively affected by unfavorable currency trends and downward pressure on prices, while higher volumes and improved manufacturing efficiency had a positive impact.

Industry shipments of core
appliances in Europe,	Jan-Dec,	Fourth
year-over-year	2003	quarter 2003

Western Europe	+3%	+1%
Eastern Europe	+10%	+9%

Total Europe	+4%	+3%

In the US, industry shipments of core appliances increased in volume by approximately 4%. Shipments of major appliances, i.e., including room air-conditioners and microwave ovens, rose by approximately 8%. In the fourth quarter, shipments rose by almost 7% for core appliances and by 4% for major appliances.

Group sales of appliances in North America showed good growth in USD. Operating income and margin for the full year increased as a result of higher volumes, lower costs for materials and improved manufacturing efficiency. Operating margin for the fourth quarter was lower than in the previous year due to downward pressure on prices and a less favorable product mix, as well as substantially lower sales of room air-conditioners. The plant for room air-conditioners was closed during the third quarter, 2003.

Industry shipments of appliances in	Jan-Dec,	Fourth
USA, year-over-year change	2003	quarter 2003

Core appliances	+4%	+7%
Major appliances	+8%	+4%

Demand for core appliances in Brazil showed a considerable downturn for the year as a whole. However, shipments in the fourth quarter were largely unchanged compared with the same period in 2002. Group sales of appliances showed good growth in local currency, but declined in Swedish krona. Operating income improved from the previous year, but was still negative.

Group sales of appliances in India and China were substantially lower than in 2002, as a result of implemented restructuring and focusing of operations on core areas. Income for both operations remained negative, but improved from the previous year, mainly in the fourth quarter.

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Consolidated Results 2003 | Stockholm, February 12, 2004

The Australian market for appliances showed an upturn. Both sales and income for the Group’s Australian operation declined, however. Margin was in line with the previous year.

Overall, operating income for the appliance operation outside Europe and North America declined substantially and was negative. However, income for the seasonally strong fourth quarter showed an improvement over last year and was positive.

The market for floor-care products in Europe showed good growth in volume, particularly in the lower price segments. Sales for the Group’s European operation declined somewhat. Operating income improved, mainly as a result of a better product mix and implemented restructuring.

Demand for floor-care products in the US showed some growth over the previous year. Sales for the Group’s American operation declined somewhat in local currency. Operating income showed a considerable downturn, mainly as a result of an unfavorable product mix and increased downward pressure on prices.

Demand for consumer outdoor products in Europe was weaker than in 2002, mainly due to unfavorable weather. Group sales in Europe declined somewhat and operating income improved.

Demand for garden equipment in North America showed an upturn. The Group achieved good sales growth in USD. Operating income increased substantially as a result of higher volumes and improved manufacturing efficiency.

Overall, sales for the Consumer Durables business area were lower than in the previous year due to changes in exchange rates. Operating income declined, and margin was unchanged.

Professional Indoor Products

Demand for food-service equipment was considerably lower than in the previous year, particularly in some key markets in southern Europe and the Nordic region. Group sales declined and operating income showed a substantial downturn.

Sales for laundry equipment declined somewhat due to lower demand in the US and Japan. Operating income decreased, mainly as a result of changes in exchange rates. Operating margin was somewhat lower than in the previous year.

Total sales for Professional Indoor Products were lower than in the previous year, mainly as a result of the divestment of the compressor operation as of August 1, 2003. Operating income declined, but with an unchanged margin.

Professional Outdoor Products

Demand for professional chainsaws is estimated to have shown some growth in both Europe and North America, however, mainly referring to lower-specified products.

Sales of professional lawn and garden products showed good growth, while sales of diamond tools and power cutters declined for comparable units as a result of continued weak market demand.

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Consolidated Results 2003 | Stockholm, February 12, 2004

Overall, sales for Professional Outdoor Products were higher than in the previous year. Operating income improved somewhat and margin was largely unchanged.

STRUCTURAL CHANGES

Closure of refrigerator plant in USA

In January 2004, the decision was taken to discontinue production of refrigerators at the factory in Greenville, Michigan, in the US.

In October 2003, Electrolux announced that the factory was under evaluation due to weak financial performance. The decision to close the plant was taken after careful and in-depth evaluation of proposals from the local community, the state of Michigan and the company’s labor unions. Production of the majority of products currently manufactured in Greenville will be moved to a new factory, which will be built in Mexico.

The Greenville factory has approximately 2,700 employees. The closure of the factory will incur a total cost of approximately SEK 1,100m, the majority of which will be taken as a charge against operating income in the first quarter of 2004. Approximately half of the cost refers to write-down of assets.

Restructuring program 2002

The restructuring program announced in December 2002 proceeded according to plan. Some measures will continue in 2004. The measures refer mainly to major appliances in North America, India and China, as well as to the divested compressor operation.

Of the total charge against operating income of SEK 1,338m in 2002, approximately SEK 1,241m had been utilized as of December 31, 2003. Savings during the year amounted to SEK 246m. Personnel cutbacks numbered 4,946. The program involves total personnel cutbacks of 5,091.

Measures taken during 2003 included the closure of one plant for air conditioners in North America and one for refrigerators in India.

Savings in 2004 are estimated at approximately SEK 110m. Total savings are estimated at approximately SEK 365m on an annual basis from 2005.

				Estimated
		Utilized as of		additional savings
Restructuring program in 2002, SEKm	Total cost	Dec. 31 2003	Savings in 2003	2004

Major appliances, Rest of the world	613	560	84	28
Major appliances, North America	396	396	100	45
Major appliances, Europe	177	133	46	39

Total major appliances	1,186	1,089	230	112
Compressors	152	152	16

Total	1,3381)	1,241	246	112

1) SEK 567m of the total cost referred to write-downs of assets.

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Consolidated Results 2003 | Stockholm, February 12, 2004

Restructuring program 2001 and 2000

The restructuring measures announced in 2001 which mainly referred to the component operations and major appliances, were almost completed during the year. As of December 31, 2003, approximately SEK 3,050m of the provision of SEK 3,261m had been utilized. The remaining part of the provision refers mainly to redundancy payments.

In 2000, a provision of SEK 883m was made for structural measures within major appliances and floor-care products. As of December 31, 2003, a total of SEK 817m of this provision had been utilized. The remaining part of the provision refers mainly to redundancy payments.

Divestments and acquisitions

During the year, the Group divested its compressor operation and its 50% shareholding in Vestfrost A/S, a Danish producer of refrigerators and freezers. The divestment of the compressor operation generated a capital loss of SEK 85m, and the divestment of the shareholding in Vestfrost a capital gain of SEK 7m.

As of December 31, 2003, the Group acquired the outstanding 40% of Electrolux Home Appliances Co. Ltd in China.

		Date	External net sales
Divestments	Business area	2003	in 2002, SEKm	No. of employees

European compressor operation	Professional Indoor Products	August 1	2,800	4,100
50% shareholding in Vestfrost A/S	Consumer Durables, Europe	August 1	1,400	1,100

Total divestments			4,200	5,200

VALUE CREATED

Total value created in 2003 was largely unchanged at SEK 3,449m (3,461). Value created was positively impacted by lower average net assets, excluding items affecting comparability, which declined to SEK 32,226m (36,182). The decline in net assets was mainly due to changes in exchange rates and divestments. This was partially offset by an increase in working capital, however. The capital turnover rate was 3.85, as compared with 3.68 in the previous year.

DISTRIBUTION OF FUNDS TO SHAREHOLDERS

Proposed dividend

The Board of Directors proposes an increase of the dividend for 2003 to SEK 6.50 (6.00) per share, for a total payment of SEK 1,993m (1,894). The proposed dividend corresponds to 39% (36) of net income per share for the year, excluding items affecting comparability.

The Group’s goal is for the dividend to correspond to 30-50% of net income for the year.

Proposed redemption of shares

On the basis of the Group’s strong balance sheet, and in order to contribute to increased shareholder value, the Board of Directors has decided to propose that the Annual General Meeting approve redemption of shares in a total amount of approximately SEK 3,000m.

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Consolidated Results 2003 | Stockholm, February 12, 2004

More details on the redemption offer will be disclosed prior to the Annual General Meeting on April 21, 2004.

Proposed renewed mandate for share repurchases

The Annual General meeting in 2003 authorized the Board of Directors to acquire and transfer own shares during the period up to the next Annual General Meeting in April 2004. Shares of series A and/or B may be acquired on the condition that, following each repurchase transaction, the company owns a maximum of 10% of the total number of shares.

As of February 11, 2004, the Group owned a total of 17,500,000 B-shares, equivalent to 5.4% of the total number of outstanding shares.

The Board of Directors has decided to propose that the Annual General Meeting approve a renewed mandate for the repurchase of a maximum of 10% of the total number of shares. This authorization would cover the period up to the Annual General Meeting in 2005. The details of the proposal will be communicated after they have been determined by the Board.

Repurchases of own shares in 2003 and 2004

During 2003, Electrolux repurchased 11,331,828 own B-shares for a total of SEK 1,686m, corresponding to an average price of SEK 149 per share. During the year, senior managers purchased 113,300 B-shares from Electrolux under the terms of the employee stock option programs for a total consideration of SEK 19m, corresponding to an average price of SEK 168 per share. As of December 31, 2003, the company owned a total of 17,000,000 B-shares, equivalent to 5.2% of the total number of outstanding shares.

In January of 2004, Electrolux repurchased 500,000 B-shares for a total of SEK 80m, corresponding to an average price of SEK 160.

Repurchase of own shares	2003	2002	2001	2000

No. of shares bought back	11,331,828	11,246,052	11,570,000	25,035,000
Total amount paid, SEKm	1,686	1,703	1,752	3,193
Price per share, SEK	149	151	151	127
No. of shares held by Electrolux, at year-end	17,000,0001)	20,394,0521)	36,605,000	25,035,000
% of outstanding shares	5.2	6.0	10.0	6.8

1) After cancellation of shares.

The purpose of the share repurchase program is to ensure the possibility to adapt the capital structure of the Group and thereby contribute to increased shareholder value, or to use the repurchased shares in conjunction with the financing of potential acquisitions and the Group’s option programs.

Cancellation of shares

The Annual General Meeting in April 2003 decided on the cancellation of previously repurchased own shares, excluding shares required to meet the obligations under the Group’s employee stock option program.

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Consolidated Results 2003 | Stockholm, February 12, 2004

The cancellation process was completed in May 2003 and involved 14,612,580 B-shares, reducing the share capital by SEK 73.1m. The share capital, thereafter, consists of 10,000,000 A-shares and 314,100,000 B-shares, totaling 324,100,000 shares.

	Total number of		No. of shares held
	outstanding A- and	No. of shares held	by other
Cancellation and repurchase of shares in 2003 and 2004	B-shares	by Electrolux	shareholders

As of January 1, 2003	338,712,580	20,394,052	318,318,528
Cancellation of shares and reduction of share capital, as of May 2003	-14,612,580	-14,612,580	—
Repurchase of shares in first nine months of 2003	—	6,155,700	-6,155,700
Shares sold to senior managers under the terms of the employee stock option programs in third quarter of 2003	—	-113,300	113,300
Repurchase of shares in fourth quarter of 2003	—	5,176,128	-5,176,128

Number of shares as of December 31, 2003	324,100,000	17,000,000	307,100,000
Repurchase of shares in January of 2004	—	500,000	-500,000

Number of shares as of February 11, 2004	324,100,000	17,500,000	306,600,000

OTHER FACTS

Parent Company

In 2003, net sales for the Parent Company, AB Electrolux, amounted to SEK 6,713m (6,692), of which SEK 3,882m (3,807) referred to sales to Group companies and SEK 2,831m (2,885) to sales to external customers. Income after financial items was SEK 5,617m (3,710), including dividends from subsidiaries in the amount of SEK 5,175m (4,508). Net income for the year amounted to SEK 5,836m (3,550).

Capital expenditure in 2003 amounted to SEK 165m (126). Liquid funds at year-end amounted to SEK 8,767m (8,090).

Undistributed earnings in the parent company at year-end amounted to SEK 15,172m.

Long-term incentive program 2004

The Board of Directors will present a proposal at the Annual General Meeting for a new annual long-term incentive program for 2004. The proposed program is based on goals approved by the Board for the value creation within the Group over a three-year period. It supports the Electrolux principles of “pay-for-performance” and is an integral part of the total compensation plan for Electrolux management.

Depending on the outcome of value creation, the proposed program would distribute a variable number of Electrolux B-shares, approximately 800,000 – 1,200,000, to fewer than 200 senior managers in more than 20 countries. The defined levels for value creation, include a minimum level which must be exceeded in order to enable distribution of shares, as well as a maximum level. The shares will be distributed at the end of the three-year performance period, and managers will be required to hold the shares for a period of two years.

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Consolidated Results 2003 | Stockholm, February 12, 2004

The Board will propose to the Annual General Meeting that the Company’s obligations under the proposed program, including employer contribution, shall be secured by repurchased shares.

The total cost of the program over a three-year period is estimated at SEK 150m, including costs for employer contributions and the financing cost for the repurchased shares. It is estimated that the cost will not exceed SEK 240m. The minimum cost, if no shares are distributed, will amount to SEK 17m, i.e. the financing cost for the repurchased shares.

The distribution of repurchased shares under this program would result in a maximum dilution of 0.38%, measured as the maximum increase in number of shares.

Asbestos litigation in the US

Litigation and claims related to asbestos are pending against the Group in the US. Almost all of the cases refer to externally supplied components used in industrial products manufactured by discontinued operations prior to the early 1970s. Many of the cases involve multiple plaintiffs who have made identical allegations against many other defendants who are not part of the Electrolux Group.

As of December 31, 2003, the Group had a total of 584 (216) lawsuits pending, representing approximately 21,000 (approximately 14,000) plaintiffs. During 2003, 497 new cases were filed and 129 pending cases were resolved. Approximately 20,000 of the plaintiffs refer to cases pending in the state of Mississippi.

Electrolux believes its predecessor companies may have had insurance coverage applicable to some of the cases during some of the relevant years. Electrolux is currently in discussions with those insurance carriers.

Additional lawsuits may be filed against Electrolux in the future. It is not possible to predict either the number of future claims or the number of plaintiffs that any future claims may represent. In addition, the outcome of asbestos claims is inherently uncertain and always difficult to predict and Electrolux cannot provide any assurances that the resolution of these types of claims will not have a material adverse effect on its business or results of operations in the future.

Pending litigation in the US related to vacuum cleaners

Electrolux has a pending lawsuit in the US related to the design of the upright, cyclonic vacuum cleaners manufactured and sold by the Group’s floor-care operation. The plaintiff claims that the Group has wrongfully used certain trade secrets when designing the cyclonic products, and is seeking a judgement against the Group in the amount of approximately USD 60m. A trial is scheduled for Spring 2004.

The Group believes it has valid defenses to these claims. However, should the plaintiffs claims prevail this could have a material adverse effect on the Group’s income.

Change in segment reporting in 2004

As of the first quarter 2004, the Group’s garden equipment operation, previously included in Consumer Durables, will be reported as a separate segment in the quarterly reports and annual

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Consolidated Results 2003 | Stockholm, February 12, 2004

report. The new Garden Equipment segment will also include consumer outdoor products sold under the Husqvarna brand, previously reported within the Professional Outdoor Products segment. The new reporting structure reflects the organizational change within Outdoor Products in which all consumer and professional outdoor products have been combined under one management.

Effects of new accounting standards

As of January 1, 2003, the Group implemented the new Swedish accounting standard RR 27, “Financial instruments”. The recommendation stipulates the classification of financial instruments to be used in the balance sheet and required disclosures. The intention is to improve the comprehension of the manner in which financial instruments affect the results, financial situation and cash flows of an entity. RR 27 applies to all financial instruments, including off-balance sheet items, with the exception of shares in subsidiaries and associated companies, post-employment benefits and share-based compensation to employees. The implementation of RR 27 increased Group’s total assets and liabilities by approximately SEK 300m.

As of January 1, 2004, the Group will implement the new Swedish accounting standard RR 29, “Employee Benefits”, which is based on the International Accounting Standard IAS 19. Pensions and other post-retirement benefits have previously been reported in accordance with the applied local rules in each country. In accordance with RR 5 “Accounting for changes in accounting principles” this has incurred a one-time charge net of taxes of SEK 1,600m to Group’s opening equity in 2004, and has no effect on the income statement or cash flow. The company’s obligations related to pension benefits in each country will not be affected by this change in accounting principles.

As of January 1, 2005, Electrolux will apply International Financial Reporting Standards, IFRS. In order to meet the requirements for comparative information prior to 2005, the company has already implemented certain changes in the reporting systems, which are expected to be finalized before the end of the first quarter of 2004.

Outlook for 2004*

Market demand in 2004 is expected to show some growth from the previous year in both Europe and North America.

On the basis of increased spending on R&D and brand building aimed at strengthening the Group long-term, as well as expectations for continued negative impact from changes in exchange rates, operating income for the full year 2004 is expected to be somewhat lower than in 2003, excluding items affecting comparability.

Stockholm, February 12, 2004

Hans Stråberg
President and CEO

* Electrolux has previously not published any outlook for 2004.

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Consolidated Results 2003 | Stockholm, February 12, 2004

Factors affecting forward-looking statements

This report contains “forward-looking” statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Such statements include, among others, the financial goals and targets of Electrolux for future periods and future business and financial plans. These statements are based on current expectations and are subject to risks and uncertainties that could cause actual results to differ materially due to a variety of factors. These factors include, but may not be limited to the following; consumer demand and market conditions in the geographical areas and industries in which Electrolux operates, effects of currency fluctuations, competitive pressures to reduce prices, significant loss of business from major retailers, the success in developing new products and marketing initiatives, developments in product liability litigation, progress in achieving operational and capital efficiency goals, the success in identifying growth opportunities and acquisition candidates and the integration of these opportunities with existing businesses, progress in achieving structural and supply-chain reorganization goals.

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Consolidated Results 2003 | Stockholm, February 12, 2004

CONSOLIDATED INCOME STATEMENT, SEKM

			Fourth	Fourth
			quarter	quarter
	2003	2002	2003	2002

Net sales	124,077	133,150	28,315	30,586
Cost of goods sold	-93,742	-101,705	-21,086	-23,019
Selling expense	-16,877	-17,738	-4,159	-4,400
Administrative expense	-5,699	-5,405	-1,371	-1,344
Other operating income/expense	-121	-137	34	-42
Items affecting comparability	-463	-434	-85	-2,344

Operating income*	7,175	7,731	1,648	-563
Margin, %	5.8	5.8	5.8	-1.8

Financial items, net	-169	-186	-60	4

Income after financial items	7,006	7,545	1,588	-559
Margin, %	5.6	5.7	5.6	-1.8
Taxes	-2,226	-2,459	-435	-388
Minority interests in net income	-2	9	1	-9

Net income	4,778	5,095	1,154	-956
* Including depreciation and amortization in the amount of:	-3,353	-3,854	-862	-995
Net income per share, SEK	15.25	15.60	3.70	-2.80

Number of shares after buy backs, million	307.1	318.3	307.1	318.3
Average number of shares after buy-backs, million	313.3	327.1	310.7	322.0

CONSOLIDATED BALANCE SHEET, SEKM

	December 31,	December 31,
	2003	2002

Assets
Fixed assets	23,610	27,698
Inventories, etc.	14,945	15,614
Accounts receivable	21,172	22,484
Other receivables	4,699	5,328
Liquid funds	12,602	14,300

Total assets	77,028	85,424

Equity and liabilities
Shareholders’ equity	27,462	27,629
Minority interests	27	592
Interest-bearing liabilities and provisions	12,501	15,698
Non-interest-bearing liabilities and provisions	37,038	41,505

Total equity and liabilities	77,028	85,424

Contingent liabilities	1,179	949

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Consolidated Results 2003 | Stockholm, February 12, 2004

CHANGE IN EQUITY, SEKM

	2003	2002

Opening balance	27,629	28,864
Dividend payment	-1,894	-1,483
Repurchase of shares, net	-1,669	-1,703
Minimum liability, US pensions	-123	-1,335
Translation differences, etc.	-1,259	-1,809
Net income	4,778	5,095
Closing balance	27,462	27,629

CONSOLIDATED CASH FLOW STATEMENT, SEKM

	2003	2002

Operations
Income after financial items	7,006	7,545
Depreciation and amortization according to plan charged against above income	3,353	3,854
Provisions and capital gains/losses	-1,418	-1,272
Taxes paid	-1,817	-1,027
Changes in operating assets and liabilities Change in inventories	-746	-706
Change in accounts receivable	-1,624	28
Change in other current assets	-141	832
Change in current liabilities and provisions	1,680	1,651

Cash flow from operations	6,293	10,905
Investments
Acquisition and divestment of operations	857	2,229
Capital expenditure in tangible fixed assets	-3,463	-3,335
Capitalization of product development and software	-470	-195
Other	506	290

Cash flow from investments	-2,570	-1,011

Dividend	-1,894	-1,483
Repurchase of shares	-1,669	-1,703

Cash flow after dividends	160	6,708
Change in interest-bearing liabilities	-1,480	-4,157
Total cash flow	-1,320	2,551
Liquid funds at beginning of year	14,300	12,374
Exchange-rate differences referring to liquid funds	-378	-625
Liquid funds at end of period	12,602	14,300

Change in net borrowings
Total cash flow excl. change in loans	160	6,708
Net borrowings at beginning of year	-1,398	-10,809
Exchange-rate differences referring to net borrowings	1,339	2,703
Net borrowings at end of period	101	-1,398

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Consolidated Results 2003 | Stockholm, February 12, 2004

NET SALES BY BUSINESS AREA, SEKM

			Fourth quarter	Fourth quarter
	2003	2002	2003	2002

Consumer Durables
Europe	47,312	48,250	11,940	12,508
North America	45,063	48,450	8,660	9,200
Rest of the world	12,646	14,820	3,568	3,794

Total Consumer Durables	105,021	111,520	24,168	25,502
Professional Products
Indoor	8,113	10,887	1,734	2,634
Outdoor	10,856	10,597	2,395	2,423

Total Professional Products	18,969	21,484	4,129	5,057
Other	87	146	18	27

Total	124,077	133,150	28,315	30,586

OPERATING INCOME BY BUSINESS AREA, SEKM

			Fourth quarter	Fourth
	2003	2002	2003	quarter 2002

Consumer Durables
Europe	3,382	3,265	1,026	942
Margin, %	7.1	6.8	8.6	7.5
North America	2,866	3,271	389	480
Margin, %	6.4	6.8	4.5	5.2
Rest of the world	2	51	160	16
Margin, %	0.0	0.3	4.5	0.4

Total Consumer Durables	6,250	6,587	1,575	1,438
Margin, %	6.0	5.9	6.5	5.6
Professional Products
Indoor	556	753	101	159
Margin, %	6.9	6.9	5.8	6.0
Outdoor	1,576	1,508	272	331
Margin, %	14.5	14.2	11.4	13.7

Total Professional Products	2,132	2,261	373	490
Margin, %	11.2	10.5	9.0	9.7
Common Group costs, etc.	-744	-683	-215	-147
Items affecting comparability	-463	-434	-85	-2,344

Total	7,175	7,731	1,648	-563

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Consolidated Results 2003 | Stockholm, February 12, 2004

CHANGE IN SALES PER BUSINESS AREA, PERCENT

			Change in	Change in net
	Change in	Change in net	reported net	sales in
	reported net	sales in	sales compared	comparable
	sales compared	comparable	to 2002, fourth	currency, fourth
	to 2002	currency	quarter 2003	quarter

Consumer Durables
Europe	-1.9	0.1	-4.5	-3.8
North America	-7.0	10.1	-5.9	4.5
Rest of the world	-14.7	-1.5	-5.9	21.3

Total Consumer Durables	-5.8	4.2	-5.2	2.9
Professional Products
Indoor	-25.5	-23.4	-34.1	-31.8
Outdoor	2.4	10.8	-1.2	5.9

Total Professional Products	-11.7	-6.5	-18.4	-13.7

Total	-6.8	2.4	-7.4	0.1

CHANGE IN OPERATING INCOME, PERCENT

	Change in		Change in	Change in
	operating	Change in	reported	operating income
	income	operating income	operating	in comparable
	compared to	in comparable	income,	currency, fourth
	2002	currency	fourth quarter	quarter 2003

Consumer Durables
Europe	3.6	5.0	9.0	13,6
North America	-12.4	3.4	-19.0	-14.4
Rest of the world	-95.8	-106.2	898.0	1,260.7

Total Consumer Durables	-5.1	3.4	9.6	18.1
Professional Products
Indoor	-26.2	-24.4	-36.7	-34.3
Outdoor	4.5	9.3	-17.9	-17.9

Total Professional Products	-5.7	-1.9	-23.9	-23.2
Total excluding items affecting comparability	-6.5	1.0	-2.7	3.7

Total	-7.2	1.5	—	-

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Consolidated Results 2003 | Stockholm, February 12, 2004

KEY RATIOS

			Fourth	Fourth
			quarter	quarter
	2003	2002	2003	2002

Net income per share, SEK1)	15.25	15.60	3.70	-2.80
Return on equity, %2)	17.3	17.2
Return on net assets, %3)	23.9	22.1
Net debt/equity ratio4)	0.00	0.05
Capital expenditure, SEKm	3,463	3,335	1,130	1,136
Average number of employees	77,140	81,971	73,031	79,536

1)	Based on an average of 313.3 (327.1) million shares after buy-backs for the full year, and 310.7 (322.0) for the fourth quarter.

2)	Net income, expressed as a percentage of average equity.

3)	Operating income, expressed as a percentage of average net assets.

4)	Net borrowings, i.e., interest-bearing liabilities less liquid funds, in relation to adjusted equity.

EXCHANGE RATES IN SEK

	2003	2002

USD, average	8.08	9.72
USD, end of period	7.26	8.78
EUR, average	9.13	9.15
EUR, end of period	9.07	9.16
GBP, average	13.25	14.58
GBP, end of period	12.87	14.09

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Consolidated Results 2003 | Stockholm, February 12, 2004

QUARTERLY FIGURES

Net sales and income		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Net sales, SEKm	2003	32,062	33,313	30,387	28,315	124,077
	2002	33,580	37,224	31,760	30,586	133,150

Operating income, SEKm	2003	1,798	2,409	1,320	1,648	7,175
	Margin,%	5.6	7.2	4.3	5.8	5.8
	20031)	1,798	2,409	1,698	1,733	7,638
	Margin,%	5.6	7.2	5.6	6.1	6.2
	2002	3,791	2,722	1,781	-563	7,731
	Margin,%	11.3	7.3	5.6	-1.8	5.8
	20022)	1,906	2,722	1,756	1,781	8,165
	Margin,%	5.7	7.3	5.5	5.8	6.1

Income after financial items, SEKm	2003	1,798	2,334	1,286	1,588	7,006
	Margin,%	5.6	7.0	4.2	5.6	5.6
	20031)	1,798	2,334	1,664	1,673	7,469
	Margin,%	5.6	7.0	5.5	5.9	6.0
	2002	3,682	2,694	1,728	-559	7,545
	Margin,%	11.0	7.2	5.4	-1.8	5.7
	20022)	1,797	2,694	1,703	1,785	7,979
	Margin,%	5.4	7.2	5.4	5.8	6.0

Net income, SEKm	2003	1,246	1,611	767	1,154	4,778
	20031)	1,246	1,611	1,145	1,239	5,241
	2002	2,962	1,850	1,239	-956	5,095
	20022)	1,228	1,850	1,222	1,221	5,521

Net income per share, SEK	2003	3.95	5.10	2.50	3.70	15.25
	20031)	3.95	5.10	3.70	4.00	16.75
	2002	9.00	5.60	3.80	-2.80	15.60
	20022)	3.75	5.60	3.75	3.80	16.90

Value creation, SEKm	2003	731	1,279	649	790	3,449
	2002	609	1,475	636	741	3,461

1)	Excluding items affecting comparability, which amounted to SEK –378m in third quarter and –85m in the fourth quarter.

2)	Excluding items affecting comparability, which amounted to SEK 1,885m in the first quarter, SEK 25m in the third quarter and SEK –2,344m in the fourth quarter.

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Consolidated Results 2003 | Stockholm, February 12, 2004

NET SALES BY BUSINESS AREA, PER QUARTER, SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	11,987	11,478	11,907	11,940	47,312
	2002	11,241	11,896	12,605	12,508	48,250

North America	2003	12,028	13,179	11,196	8,660	45,063
	2002	13,284	15,090	10,876	9,200	48,450

Rest of the world	2003	2,908	3,073	3,097	3,568	12,646
	2002	3,437	4,257	3,332	3,794	14,820

Total Consumer Durables	2003	26,923	27,730	26,200	24,168	105,021
	2002	27,962	31,243	26,813	25,502	111,520

Professional Products, Indoor	2003	2,165	2,496	1,718	1,734	8,113
	2002	3,029	3,032	2,192	2,634	10,887
Professional Products, Outdoor	2003	2,950	3,064	2,447	2,395	10,856
	2002	2,547	2,907	2,720	2,423	10,597
	2003	5,115	5,560	4,165	4,129	18,969
Total Professional Products	2002	5,576	5,939	4,912	5,057	21,484

OPERATING INCOME BY BUSINESS AREA, PER QUARTER SEKM

Consumer Durables		1st qtr	2nd qtr	3rd qtr	4th qtr	Full year

Europe	2003	710	794	852	1,026	3,382
	Margin,%	5.9	6.9	7.2	8.6	7.1
	2002	676	819	828	942	3,265
	Margin,%	6.0	6.9	6.6	7.5	6.8

North America	2003	798	1,135	544	389	2,866
	Margin,%	6.6	8.6	4.9	4.5	6.4
	2002	876	1,338	577	480	3,271
	Margin,%	6.6	8.9	5.3	5.2	6.8

Rest of the world	2003	-120	-50	12	160	2
	Margin,%	-4.1	-1.6	0.4	4.5	0.0
	2002	-22	98	-41	16	51
	Margin,%	-0.6	2.3	-1.2	0.4	0.3
Professional Products, Indoor	2003	138	193	124	101	556
	Margin,%	6.4	7.7	7.2	5.8	6.9
	2002	183	214	197	159	753
	Margin,%	6.0	7.1	9.0	6.0	6.9

Professional Products, Outdoor	2003	442	506	356	272	1,576
	Margin,%	15.0	16.5	14.5	11.4	14.5
	2002	386	435	356	331	1,508
	Margin,%	15.2	15.0	13.1	13.7	14.2

Common Group costs, etc.	2003	-170	-169	-190	-215	-744
	2002	-193	-182	-161	-147	-683

Items affecting comparability	2003	—	—	-378	-85	-463
	2002	1,885	—	25	-2,344	-434

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Consolidated Results 2003 | Stockholm, February 12, 2004

FIVE-YEAR REVIEW

Amounts in SEKm, unless otherwise stated	2003		2002	2001	2000	1999

Net sales	124,077		133,150	135,803	124,493	119,550
Operating income	7,175		7,731	6,281	7,602	7,204
Margin, %	5.8		5.8	4.6	6.1	6.0
Margin, excluding items affecting comparability, %	6.2		6.1	4.7	6.5	6.2

Income after financial items	7,006		7,545	5,215	6,530	6,142
Margin, %	5.6		5.7	3.8	5.2	5.1
Margin, excluding items affecting comparability, %	6.0		6.0	3.9	5.6	5.3

Net income	4,778		5,095	3,870	4,457	4,175
Net income per share, SEK	15.25		15.60	11.35	12.40	11.40
Average number of shares after buy-backs, million	313.3		327.1	340.1	359.1	366.2
Dividend, adjusted for share issues	6.50[1]	)	6.00	4.50	4.00	3.50

Value creation	3,449		3,461	262	2,423	1,782
Return on equity, %	17.3		17.2	13.2	17.0	17.1
Return on net assets, %	23.9		22.1	15.0	19.6	18.3
Net debt/equity ratio	0,00		0.05	0.37	0.63	0.50
Capital expenditure	3.463		3,335	4,195	4,423	4,439
Average number of employees	77,140		81,971	87,139	87,128	92,916

1)	Proposed by the Board of Directors.

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Consolidated Results 2003 | Stockholm, February 12, 2004

DEFINITIONS
Capital indicators

Annualized sales	In computation of key ratios where capital is related to net sales, the latter are annualized and converted at year-end exchange rates and adjusted for acquired and divested operations

Net assets	Total assets, excluding liquid funds, interest-bearing financial receivables, as well as non-interesting-bearing liabilities and provisions.

Adjusted equity	Equity, including minority interests.

Working capital	Net assets less fixed assets and deferred tax assets/liabilities.

Net borrowings	Total interest-bearing liabilities less liquid funds.

Net debt/equity ratio	Net borrowings in relation to adjusted equity.

Equity/assets ratio	Adjusted equity as a percentage of total assets less liquid funds.

Other key ratios

Net income per share	Net income divided by the average number of shares after buy-backs.

Operating cash flow	Total cash flow from operations and investments, excluding acquisition and divestment of operations.

Operating margin	Operating income expressed as a percentage of net sales.

Value creation	Operating income excluding items affecting comparability less the weighted average cost of capital (WACC) on average net assets excluding items affecting comparability. [(Net sales — operating costs = operating income) — (WACC x Average net assets)]. The WACC for 2003 and 2002 was 13% before tax. The WACC for previous periods was 14% before tax.

Return on equity	Net income expressed as a percentage of average equity.

Return on net assets	Operating income expressed as a percentage of average net assets.

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Consolidated Results 2003 | Stockholm, February 12, 2004

This report has not been audited.

In this report Electrolux has applied the accounting principles disclosed in Note 1 of the Annual Report for 2002.

Telephone conference and presentation

A telephone conference will be held at 15.30 CET on February 12, 2004. The conference will be chaired by Hans Stråberg, President and CEO of Electrolux, and Fredrik Rystedt, CAO. A slide presentation is available on the Electrolux website: www.electrolux.com/latestreport

Financial reports in 2004

Annual report for 2003	Available on the website, and at the Company as of end of March
Available in printed version as of beginning of April
Quarterly report, 1st quarter and Annual General Meeting	April 21
Quarterly report, 2nd quarter	July 16
Quarterly report, 3rd quarter	October 20

For more information

Financial information from Electrolux is also available at www.electrolux.com/ir

24(24)

PRESS RELEASE	Stockholm, Thursday, January 12, 2004 Page 1 of 1

Electrolux Board proposals: Michael Treschow, new Chairman, and Aina Nilsson, new Board member

(ELUX) As previously reported, Rune Andersson has declined re-election as Chairman of the Electrolux Board at the Annual General Meeting in April 2004. Jacob Wallenberg, Vice-Chairman, has also declined re-election.

Prepared by representatives of some of the large shareholders, the proposal for election of Board members represents re-election of Board members Peggy Bruzelius, Thomas Halvorsen, Louis R. Hughes, Hans Stråberg, Barbara Thoralfsson, Michael Treschow and Karel Vuursteen, and the election of Aina Nilsson as Board member.

The Board proposes Michael Treschow as new Chairman. Michael Treschow is chairman of Ericsson and former President & CEO of AB Electrolux.

The proposal for election of the Board members has been prepared by representatives of some of the large shareholders: Investor AB (Claes Dahlbäck), Alecta pensionsförsäkring, ömsesidigt (Ramsay J. Brufer) and AMF Pension (Tor Marthin) and Chairman of Electrolux Rune Andersson.

Aina Nilsson, proposed new Board member, is design director in AB Volvo. Born in 1953, Nilsson is a graduate of the School of Art and Design at Gothenburg University. She has been design director for Volvo Trucks and has held several senior design positions within Saab Automobile and Saab-Scania. Nilsson is a member of the board of Ballingslöv International AB and chairman of the board of the Swedish Industrial Design Foundation.

The proposal will be submitted at the Electrolux Annual General Meeting on April 21, 2004.

For more information, contact Electrolux press hotline at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

AB ELECTROLUX (PUBL)
POSTADRESS	TELEFON	TELEFAX	PRESSJOUR	HEMSIDA
SE-105 45 STOCKHOLM	08-738 60 00	08-738 74 61	08-657 65 07	www.electrolux.com/press
SWEDEN

PRESS RELEASE	Stockholm, Thursday, February 12, 2004 Page 1 of 1

Electrolux considers closing vacuum cleaner factory in Västervik, Sweden

(ELUX) Electrolux is investigating a transfer of vacuum cleaner production in Västervik, Sweden, to Hungary and a possible closure of the factory in Västervik.

The global competition on the vacuum cleaner market is forcing the industry to decrease its costs. In Europe, Electrolux manufactures vacuum cleaners in two factories, one in Sweden and one in Hungary. In terms of capacity, one factory is sufficient. A first analysis shows that a move of production to Hungary would result in substantial savings.

The unions will be called to MBL-negotiations in order to participate in the continued decision-process.

The Electrolux vacuum cleaner factory in Västervik has approximately 500 employees and manufactures vacuum cleaners primarily for the European market. According to the first analysis a possible closure would incur a total cost of approximately SEK 200m and a yearly saving of approximately SEK 150m.

-end

Further information The Electrolux Press Hotline is available at +46 8 657 65 07.

The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2002, Electrolux had sales of SEK 133.2 billion and 82,000 employees.

AB ELECTROLUX (PUBL)
MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEBSITE
SE-105 45 STOCKHOLM	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com/press
SWEDEN